EXHIBIT 2.02

FOR IMMEDIATE RELEASE

Contact: Robert Foney, Director of Public Relations 781.477.4814 rfoney@investorscapital.com

Investors Capital Holdings Posts Record Revenues for FY 2007

Company looks to continue strong growth trend

Lynnfield, Mass. (July 5, 2007) – Investors Capital Holdings, Ltd. (AMEX: ICH), a financial services holding company, posted record revenues of $80,053,028 for the fiscal year (FY) ended March 31, 2007, an increase of 17.72% over the same period in 2006. The Company has increased its annual revenues every year since its incorporation in 1995.

“Our strong showing this year reflects our primary, never-ending focus on delivering premier, Ritz-Carlton level service and support to our representatives,” said Theodore E. Charles, Chairman of the Board, Chief Executive Officer, and President of Investors Capital Holdings. “Key elements to our program for success going forward will be increasing our brand awareness, continuing to recruit higher-quality representatives, promoting our advisory business, and expanding the number of innovative technology solutions and practice management services we make available to our field force. If we can deliver on those strategic initiatives, we have a great opportunity to deliver another record year in 2008.”

The Company’s investment advisory services division, Investors Capital Advisory Services (ICAS), also posted positive results. Advisory revenues rose 31.45% to $6,767,136 for the fiscal year ended March 31, 2007 due to increased participation in and promotion of ICAS programs. At fiscal year end, ICAS had 365 registered investment advisors, a 4.58% increase over the previous period, and assets under management of $515 million, an increase of 64% over the previous period and a 628% increase since fiscal year end March 31, 2004.

Other key business indicators were also very positive. Gross profit was $15,126,244, up 12.94% over the prior fiscal year period and average revenue per representative was $115,530, up 27.87% over FYE 2006.

“Our strategic emphasis on recruiting more high-quality, established, successful representatives with higher production and more client accounts and releasing lower-producing representatives means we can, as a company, continue to increase our revenues and deliver premier, five-star service to all of our representatives without continually hiring more home office staff,” said Investors Capital Corporation President Timothy B. Murphy. “That’s a win-win-win for our representatives, our firm, and our shareholders.”

ICH stock continues to outpace the major indices in terms of performance. $100 invested in Investors Capital Holdings, Ltd. common stock over the 5-year period from March 31, 2002 to March 31, 2007 grew to $243.11 (143% total cumulative return); compared to $123.97 (24%) for the S&P 500, and $134.22 (34%) for the Dow Jones Financial Services Index over the same period for the same amount invested. Return figures assume reinvestment of dividends.

The Company posted a net loss of $1,084,066 for the fiscal year ended March 31, 2007. Registered operating and net losses can be attributed primarily to expenses involving certain legal and regulatory proceedings that cost the Company approximately $2.20 million during the current period. Although there can be no assurances, the Company believes that these proceedings, now settled, will prove to be unusually costly compared to future legal proceedings that the Company will inevitably face in its chosen marketplace.

About Investors Capital Holdings, Ltd.:

Investors Capital Holdings, Ltd. (AMEX:ICH) of Lynnfield, Massachusetts is a diversified financial services holding company that operates primarily through its independent broker/dealer subsidiary, Investors Capital Corporation (ICC) to provide premier service, support, technology, fee-based asset management, and practice management services to top-producing registered representatives to help them exceed their clients’ expectations. The Company’s business units include Investors Capital Corporation, Investors Capital Advisory Services, ICC Insurance Agency, Inc., Eastern Point Advisors, Inc., and Investors Capital Holdings Securities Corporation. For more information, please call (800) 949-1422 or visit www.investorscapital.com.

Certain statements contained in this press release that are not historical fact may be deemed to be forward-looking statements under federal securities laws. There are many factors that could cause our future actual results to differ materially from those suggested by or forecast in the forward-looking statements. Such factors include, but are not limited to, general economic conditions, interest rate fluctuations, regulatory changes affecting the financial services industry, competitive factors effecting demand for our services, availability of funding, and other risks identified in the Company’s Securities and Exchange Commission filings.

Investors Capital Corporation, Lynnfield, Massachusetts, Distributor.

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INVESTORS CAPITAL HOLDINGS, LTD.		Fiscal Year Ended March 31, 2007
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2007	2006
Assets

Current Assets

Cash and cash equivalents	$ 5,498,259	$ 7,718,682
Deposit with clearing organization,
restricted	175,000	175,000
Accounts receivable	4,336,234	4,163,658
Note receivable-sale of asset (current)	8,561	8,561

Loans receivable from registered
representatives(current)	470,492	379,222
Prepaid income taxes	35,078	-
Marketable securities, at market value	206,530	73,702
Investment (short term)	745,315	-

Prepaid expenses	482,882	261,888
	________	________
	11,958,351	12,780,713

Property and equipment, net	1,396,793	772,498

Long Term Investments
Loans receivable from registered
representatives	191,305	223,019
Note Receivable-sale of asset	747,617	747,617
Equity Investments, at cost	190,000	190,000
Investments	1,169,606	159,150

Cash surrender value life insurance policies	275,201	181,872
	________	________
	2,573,729	1,501,658
Other Assets
Other assets	72,199	22,644

Deferred tax asset, net	889,128	248,314
	________	________
	961,327	270,958

TOTAL ASSETS	$ 16,890,200	$ 15,325,827
	~~________~~	~~________~~

Liabilities and Stockholders' Equity

Current Liabilities

Accounts payable	$ 773,636	$ 775,774
Accrued expenses	1,871,694	1,082,610
Notes payable	838,358	94,573
Unearned revenues	100,363	104,779
Commissions payable	3,049,900	2,432,596
Income taxes payable	-	198,026
Securities sold, not yet purchased, at market
value	711	51,386
	________	________
	6,634,662	4,739,744
Long-Term Liabilities

Total liabilities	$ 6,634,662	$ 4,739,744

Commitments and contingencies (Note 14)

Stockholders' Equity:

Common stock, $.01 par value, 10,000,000
shares authorized;6,209,421 issued and
6,205,536 outstanding in 2007;
5,794,246 issued and
5,790,361 outstanding in 2006 .	62,094	57,942
Additional paid-in capital	9,721,749	8,740,780

Retained earnings	468,506	1,797,789
less: Treasury stock, 3,885 shares at cost	(30,135)	(30,135)
Accumulated other comprehensive income	33,324	19,707

Total stockholders' equity	10,255,538	10,586,083

TOTAL LIABILITIES AND
STOCKHOLDERS'

EQUITY	$ 16,890,200	$ 15,325,827
	~~________~~	~~________~~

_____________________________________________________________________________

INVESTORS CAPITAL HOLDINGS,		Fiscal Year Ended March 31, 2007
LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF
INCOME
	YEARS ENDED
	March 31,
	2007	2006
Revenues:
Commission	$ 70,273,816	$ 60,028,731
Advisory fees	6,767,136	5,147,907
Other fee income	941,969	1,142,454
Marketing revenue	1,258,944	1,013,828
Other income	811,163	669,508
Total revenue	80,053,028	68,002,428
Commission and advisory fees	64,926,784	54,609,596
Gross profit	15,126,244	13,392,832
Operating expenses:
Advertisement and marketing	874,862	895,658
Communications	489,185	603,964
Selling expenses	1,364,047	1,499,622
Compensation and benefits	8,604,346	6,344,945
Regulatory, legal and professional	4,795,947	2,965,689
Occupancy	995,985	695,003
Other Administrative expenses	1,044,500	968,825
Interest expense	35,775	47,782
Administrative expenses	15,476,553	11,022,244
Total operating expenses	16,840,600	12,521,866
Operating (loss) income	(1,714,356)	870,966
(Loss) income before taxes	(1,714,356)	870,966
(Benefit)Provision for income taxes	(630,290)	421,328

Net (loss) income	$ (1,084,066)	$ 449,638
Earnings per common share
Basic earnings per common share:	$ (0.18)	0.08
Diluted earnings per common share:	$ (0.18)	$ 0.08
Share Data:
Weighted average shares used in basic
earnings per
common share calculations	5,928,238	5,766,686
Plus: Incremental shares from assumed
exercise of
stock options	172,617	144,343
Weighted average shares used in diluted
earnings per
common share calculations	6,100,855	5,911,029